SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated November 5, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated November 5, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA" or “the Company”), informs to the Shareholders that according to the resolution of the Ordinary and Extraordinary General Shareholders’ Meeting dated October 26, 2020 and the Board of Directors meeting dated November 4, 2020, a dividend in the amount of ARS 484,000,000 will be made available to the Shareholders as of November 17, 2020 (“Date of Provision”) payable in shares of IRSA Propiedades Comerciales SA, according to the share price of that company as of October 23, 2020 that amounts to ARS 320 per share.

The Company will pay the sum of 1,512,500 shares of IRSA Propiedades Comerciales S.A. at a ratio of 0.00261372304655 shares IRSA Propiedades Comerciales S.A. per IRSA share and 0.0261372304655 per IRSA ADR.

The dividend will be charged to the fiscal year ended June 30, 2020, and will be paid to all shareholders who have such quality as of November 16, 2020 according to the record kept by Caja de Valores S.A, who has the character of payment agent. The shareholders who will receive the dividend are the holders of ordinary shares with a nominal value of ARS 1 each and with the right to one vote per share.

Regarding the total amount of dividends to be distributed, it is reported that it has its origin in results accrued in fiscal years beginning prior to January 1, 2018. It is made known that the aforementioned distribution is not subject to the 35% withholding established in the Article 74 of the Income Tax Law, text ordered in 2019, since the dividends to be distributed do not exceed the profits determined based on the application of the general rules of said law.

Additionally, it is reported that in order to harmonize the payment of the dividend in the local market and in the foreign market, the Board of Directors has decided that the dividend will be made available to the Shareholders on November 17, 2020.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: November 5, 2020